UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
Amendment No. 1

Avalon Oil and Gas, Inc.
Name of Issuer

Common Stock
Title of Class of Securities

053467205
CUSIP Number

February 14, 2011
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
   Rule 13d-1b
   Rule 13d-1c
 X Rule 13d-1d

The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 053467205				13 G

1. Names of Reporting Persons. I.R.S. Identification No. of above persons. Lorraine DiPaolo

2. Check the Appropriate Box if a Member of a Group:
 Not Applicable


3.  SEC Use Only


4.  Citizenship or Place of Organization
	New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

	5. Sole Voting Power Not Applicable

	6. Shared Voting Power  None

	7. Sole Dispositive Power  Not Applicable

	8. Shared Dispositive Power None

	9.  Aggregate Amount Beneficially Owned by Each Reporting Person
	N/A

	10.  Check if the Aggregate Amount in Row 9 Excludes Certain Shares
	No

	11.  Percent of Class Represented by Amount in Row 9
	Below 5 Percent

	12.  Type of Reporting Person
	IN


CUSIP No. 053467205				13 G

Item 1.
  a. Name of Issuer
  	Avalon Oil and Gas, Inc.

  b. Address of Issuers Principal Executive Offices
  	7808 Creekridge Circle
  	Suite 105
  	Minneapolis, MN 55439

Item 2.
  a. Name of Person Filing
  	Lorraine DiPaolo

  b. Address of Principal Business Office or, if none, Residence
  	100 Wall Street
  	8th Floor
  	New York, NY 10005

  c. Citizenship
  	United States of America in the State of New York

  d. Title of Class of Securities
  	Common Stock

  e. CUSIP Number
	05367205

Item 3. If this statement is filed pursuant to 240.13d-1b or 240.13d-2b or c, check whether the person filing is a:

e.  An investment adviser in accordance with 240.13d-1b1iiE


Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

a. Amount beneficially owned: Not Applicable.

b. Percent of class: Below 5 Percent.

c. Number of shares as to which the person has:
  i. Sole power to vote or to direct the vote Not Applicable.
  ii. Shared power to vote or to direct the vote NONE.
  iii. Sole power to dispose or to direct the disposition of Not Applicable.
  iv. Shared power to dispose or to direct the disposition of NONE.


Item 5.	Ownership of Five Percent or Less of a Class
X This Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percet of the class of securities.


Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10. Certification

a. The following certification shall be included if the statement is filed pursuant to 240.13d-1b:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

b. The following certification shall be included if the statement is filed pursuant to 240.13d-1c:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2011
Date

/s/ Lorraine DiPaolo
Signature

Lorraine DiPaolo
Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.
If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representatives authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule,including all exhibits.
See 240.13d-7 for other parties for whom copies are to be sent.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
See 18 U.S.C. 1001